PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09056990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport (City) New York (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Beth Galusha
(585) 325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beth H. Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE BINGO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BI6161917
Qualified in Monroe County
My Commission Expires February 26, 2011

Beth H Galusha
Signature

Treasurer
Title

Michele Bingo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Manning & Napier Investor Services, Inc.
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 454,314	$ 350,067
Prepaid and other assets	77,909	71,507
	$ 532,223	$ 421,574
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable	$ 298	$ -
Accounts payable - affiliate	8,775	91
Accrued expenses	30,355	28,160
Stock purchase note payable	1,666	2,434
Total liabilities other than shares	41,094	30,685
Shares subject to mandatory redemption	167,041	91,789
Shareholders' Equity		
Common stock, $0.01 par value - authorized 4,775,950 shares with 2,454,428 shares issued and 2,433,988 and 2,330,673 shares outstanding as of December 31, 2008 and 2007, respectively	24,544	24,544
Additional paid-in capital	251,136	251,136
Treasury stock, 20,440 and 123,755 shares - at cost, as of December 31, 2008 and 2007, respectively	(270)	(670)
Excess of common stock and accumulated deficit attributable to shares subject to mandatory redemption and over redemption amount (Note 6)	136,135	145,875
Accumulated deficit	(85,771)	(117,790)
Stock subscriptions receivable	(1,686)	(3,995)
Total shareholders' equity	324,088	299,100
	$ 532,223	$ 421,574

The accompanying notes are an integral part of these financial statements.